Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-6366

February 10, 2016

VIA EDGAR

Mr. Jeff Long

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Form N-CSR
	Filing Date:	December 4, 2015

Dear Mr. Long:

This letter is provided in response to oral comments provided to the undersigned by you on January 28, 2016 regarding your review of the Annual Report of Sterling Capital Funds (the “Trust”) dated September 30, 2015 and filed on December 4, 2015. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Trust’s responses are set forth below.

Comment 1:

In connection with the Staff’s review of the Annual Report of the Trust, the Staff also reviewed the Annual Report of the Stratton Mutual Funds dated December 31, 2014 (the “Stratton Annual Report”) in light of the reorganizations of the Stratton Mutual Funds into new series of the Trust effective November 13, 2015. In the Stratton Annual Report, Stratton Mid Cap Value Fund held over 30% in the financial services sector as of December 31, 2014. Stratton Mid Cap Value Fund reorganized into Sterling Capital Stratton Mid Cap Value Fund (the “Fund”). Please consider whether any additional disclosure is necessary in the principal investment strategy or risks section of the Fund’s prospectuses in light of this exposure.

Response:	The Trust will add “Focused Investment Risk” to the “Principal Risks” section of the Fund’s prospectuses.

If you have any further questions or comments please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer
Colleen Meyer